SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                 SCHEDULE 13D/A

                                  Amendment #2

                   Under the Securities Exchange Act of 1934



                          CREATIVE BIOMOLECULES, INC.
                          ----------------------------
                                (Name of Issuer)


                     Common Stock par value $.01 per share
---------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  225270 10 7
                               -----------------
                                 (CUSIP Number)


                                 Harry R. Benz
                              Hoechst Corporation
                                 Route 202-206
                                 P.O. Box 2500
                           Somerville, NJ 08876-1258
                                 (517) 636-1000
---------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)



                                 August 4, 1995
            -------------------------------------------------------
            (Date of Event Which Requires Filing of This Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(4)(i)(A) or (B), check the following box. [ ]

Check the following box if a fee is being paid with this statement [  ].


                                  Page 1 of 4

                           There is no Exhibit Index

CUSIP No.  225270 10 7
___________________________________________________________________________

1)   Name of Reporting Person and its              Hoechst Corporation
     I.R.S. Identification Number                  22-1862783
___________________________________________________________________________

2)   Check the Appropriate Box if                                  (a)[   ]
     a Member of a Group                                           (b)[ x ]
___________________________________________________________________________

3)   SEC Use Only
___________________________________________________________________________

4)   Source of Funds                                         Not applicable
___________________________________________________________________________

5)   Check Box if Disclosure of Legal                                  [  ]
     Proceedings is Required Pursuant
     to Items 2(d) or 2(e)
___________________________________________________________________________


6)   Citizenship or Place of Organization                          Delaware
___________________________________________________________________________

               7)   Sole Voting Power                              618,461*

Number of      ____________________________________________________________
Shares
Beneficially   8)   Shared Voting Power                                   0
Owned by       ____________________________________________________________
Each
Reporting      9)   Sole Dispositive Power                         618,461*
Person With    ____________________________________________________________

               10)  Shared Dispositive Power                              0
___________________________________________________________________________

11)  Aggregate Amount Beneficially Owned                           618,461*
     by Each Reporting Person
___________________________________________________________________________

12)  Check Box If the Aggregate Amount                                 [  ]
     in Row (11) Excludes Certain Shares
___________________________________________________________________________

13)  Percent of Class Represented                                     3.2%
     by Amount in Row (11)
___________________________________________________________________________

14)  Type of Reporting Person                                            CO
___________________________________________________________________________

* Hoechst Corporation disclaims beneficial ownership of these securities (See Item 2 (a) - (c), (f)).

     This Amendment to the Statement on Schedule 13D (the "Schedule 13D") with respect to the Common Stock of Creative Biomolecules, Inc. (the "Issuer"), of Hoechst Corporation, a Delaware corporation ("Parent"), is filed to reflect the disposition of 615,000 shares of the Common Stock (a change of more than 1% of the total shares outstanding) by HMRI, a wholly owned subsidiary of Parent, and to report the termination of Parent's obligation to report ownership of the Common Stock on Schedule 13D as of 8/4/95, when HMRI ceased to be the beneficial owner of more than five percent of the Common Stock. All capitalized terms used in this Amendment and not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D.

Paragraphs (a), (c), and (e) of Item 5 of this Schedule 13D are hereby amended to read as follows:

Item 5.   Interest in Securities of the Issuer.
------    ------------------------------------

     (a) HMRI beneficially owns 618,461 shares of Common Stock, representing approximately 3.2 percent of the outstanding shares of Common Stock. Parent may be deemed to beneficially own such shares due to its ownership of HRMI's outstanding common stock, but hereby disclaims beneficial ownership of such Common Stock.

                                    .  .  .

     (c) During the period July 18 - August 11, 1995, HMRI sold an aggregate of 615,000 shares of Common Stock in open market transactions at an average sale price of $3.825 per share.

                                    .  .  .

     (e) HMRI ceased to be the beneficial owner of more than five percent of the Common Stock on August 4, 1995, as a result of which Parent is no longer subject to reporting on Schedule 13D with respect to the Common Stock.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        HOECHST CORPORATION



Date:  August 15, 1995                  By:  /s/ Harry R. Benz
                                             Harry R. Benz
                                             Secretary and Treasurer